CAMPBELL GLOBAL TREND FUND, L.P.
MONTHLY REPORT - NOVEMBER 2011

STATEMENT OF CHANGES IN NET ASSET VALUE

Partners' Capital - Class A

Net Asset Value (7,738.713 units) at October 31, 2011	$8,120,460
Additions of 57.177 units on November 30, 2011	60,005
Redemptions of (0.000) units on November 30, 2011	0
Offering Costs	(3,400)
Net Income (Loss) - November 2011	4,244

Net Asset Value (7,795.890 units) at November 30, 2011	$8,181,309

Net Asset Value per Unit at November 30, 2011	$1,049.44

Partners' Capital - Class B

Net Asset Value (135.739 units) at October 31, 2011	$122,403
Additions of 22.179 units on November 30, 2011	20,003
Redemptions of (0.000) units on November 30, 2011	0
Offering Costs	(51)
Net Income (Loss) - November 2011	69

Net Asset Value (157.918 units) at November 30, 2011	$142,424

Net Asset Value per Unit at November 30, 2011	$901.89

Partners' Capital - Class C

Net Asset Value (7,629.132 units) at October 31, 2011	$8,204,345
Additions of 25.064 units on November 30, 2011	27,000
Redemptions of (0.000) units on November 30, 2011	0
Offering Costs	(3,435)
Net Income (Loss) - November 2011	17,983

Net Asset Value (7,654.196 units) at November 30, 2011	$8,245,893

Net Asset Value per Unit at November 30, 2011	$1,077.30

Partners' Capital - Class D

Net Asset Value (455.870 units) at October 31, 2011	$417,236
Additions of 54.523 units on November 30, 2011	50,001
Redemptions of (0.000) units on November 30, 2011	0
Offering Costs	(175)
Net Income (Loss) - November 2011	1,002

Net Asset Value (510.393 units) at November 30, 2011	$468,064

Net Asset Value per Unit at November 30, 2011	$917.06

STATEMENT OF INCOME (LOSS)

Income:
Gains (losses) on futures contracts:
Realized	$143,780
Change in unrealized	166,641
Gains (losses) on forward contracts:
Realized	0
Change in unrealized	(212,369)
Net Investment Income (Loss)	412
Total income	98,464

Expenses:
Management fee	28,245
Performance fee	0
General Partner fee	14,122
Sales and brokerage fee	22,440
Operating expenses	10,359
Total expenses	75,166

Net Income (Loss) - November 2011	$23,298

FUND STATISTICS

Partners' Capital - Class A

Net Asset Value per Unit on November 30, 2011	$1,049.44
Net Asset Value per Unit on October 31, 2011	$1,049.33
Unit Value Monthly Gain (Loss) %	0.01%
Fund 2011 calendar YTD Gain (Loss) %	(6.20)%

Partners' Capital - Class B

Net Asset Value per Unit on November 30, 2011	$901.89
Net Asset Value per Unit on October 31, 2011	$901.76
Unit Value Monthly Gain (Loss) %	0.01%
Fund 2011 calendar YTD Gain (Loss) %	(9.81)%

Partners' Capital - Class C

Net Asset Value per Unit on November 30, 2011	$1,077.30
Net Asset Value per Unit on October 31, 2011	$1,075.40
Unit Value Monthly Gain (Loss) %	0.18%
Fund 2011 calendar YTD Gain (Loss) %	(4.55)%

Partners' Capital - Class D

Net Asset Value per Unit on November 30, 2011	$917.06
Net Asset Value per Unit on October 31, 2011	$915.25
Unit Value Monthly Gain (Loss) %	0.20%
Fund 2011 calendar YTD Gain (Loss) %	(8.29)%

To the best of my knowledge and belief, the information contained herein is accurate and complete.

/s/ Stephen C. Roussin
Stephen C. Roussin
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Global Trend Fund, L.P.

Prepared without audit

Dear Investor,
Primary catalysts for the sharp mid-month sell-off in equity prices centered around the ongoing sovereign debt crisis in Europe, negative news out of China, and the U.S. deficit-reduction “super committee’s” failure to reach an agreement.  The primary trigger for the sharp late month rally included better than expected U.S. holiday shopping results, a globally coordinated central bank liquidity action, and reports of optimistic economic data in the U.S.  While Trend-Following strategies cannot typically manage intra-day and intra-week fluctuations in price action well, the Fund’s model diversity across time horizon and across market segments helped dampen larger potential market losses for the month.

In equity indices trading, early in the month the Fund’s longs in the U.S. and Europe were offset by shorts in Asia.  As the month progressed, significant volatility in global equity markets caused the Fund’s models to contract and adjust their positioning, leaving marginal room to take advantage of the impromptu rally at month-end.

While fixed income trading was strongly positive throughout the month, the risk asset rally at month end generated an abrupt fixed income sell-off, thus diminishing gains from the Fund’s long bond positioning in the sector.  A similar phenomenon occurred in the currency sector as the U.S. Dollar rally caused the Fund’s models to increase their long positioning, only to see an unexpected policy decision force the U.S. Dollar lower in the last days of the month.

Commodity prices also experienced dramatic fluctuations.  The Fund’s short positioning in natural gas yielded substantial gains; however, the sector as a whole finished in the red with losses coming primarily in precious metals.

Trend-based systems need linear, directional volatility to profit.  Volatile price action is difficult to manage; however, the Fund’s risk posture is steady and positioned to benefit when trends re-emerge.

Please do not hesitate to call us if you have any questions.
Sincerely,

Stephen C. Roussin
Chief Executive Officer
Campbell & Company, Inc.
General Partner
Campbell Global Trend Fund, L.P.